Exhibit 99.3

ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Zvi Maayan, General Counsel, and Tal Shani, Secretary, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 5 Kinneret Street, Bnei Brak, Israel, on March 13, 2014 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To elect the following nominees to the Company's Board of Directors:

1.1.	Alon Bachar	☐ for	☐ against	☐ abstain
1.2.	Eliezer Avraham Brender	☐ for	☐ against	☐ abstain
1.3.	Ron Hadassi	☐ for	☐ against	☐ abstain
1.4.	Shlomo Kelsi	☐ for	☐ against	☐ abstain
1.5.	Yoav Kfir	☐ for	☐ against	☐ abstain
1.6.	Boaz Lifschitz	☐ for	☐ against	☐ abstain
1.7.	Nadav Livni	☐ for	☐ against	☐ abstain
1.8.	Shlomo Nass	☐ for	☐ against	☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Extraordinary General Meeting.

__________________________________________	Date: __________, 2014
Signature of Shareholder

__________________________________________	Date: __________, 2014
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.